Summer Infant, Inc.

1275 Park East Drive

Woonsocket, Rhode Island 02895

November 7, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn:	Daniel F. Duchovny, Esq.
Special Counsel
Office of Mergers and Acquisitions

Re:	Summer Infant, Inc.
Schedule TO-1/A and Schedule 13E-3, filed October 31, 2007
File No. 005-80724

Dear Mr. Duchovny:

On behalf of Summer Infant, Inc. (the “Company”), enclosed herewith is Amendment No. 3 (the “Amendment”) to the above-referenced Schedule TO-I and Schedule 13E-3. We have electronically filed with the Securities and Exchange Commission this letter together with the Amendment and have also sent to you a faxed copy of this letter and the Amendment.

The changes reflected in the Amendment were made in response to the comments of the Staff of the Commission set forth in its letter dated November 2, 2007 (the “Comment Letter”). The Company has authorized Greenberg Traurig, LLP to respond to your comments on its behalf.

Set forth below are our responses to the comments raised in the Comment Letter. For ease of review, we have provided each of the numbered comments of the Comment Letter (in italics) followed by the Company’s responses thereto.

Offer to Purchase

Summary Term Sheet, page 2

Comment No. 1

We reissue comment 4. Please revise this section to include a summary of the substantive going private aspects of this tender offer.

Response to Comment 1

In response to the Staff’s comment, the Amendment includes a summary of the substantive going private aspects of this tender offer.

Special Factors

Purpose of the Offer, page 8

Comment No. 2

We note your response to comment 6. It appears that the facts cited in your disclosure and referenced in your response have been present for some time. Please explain, with a view toward revised disclosure, why those factors are relevant to conducting the going private transaction at this time.

Response to Comment 2

In response to the Staff’s comment, the Amendment includes a discussion of the factors relevant to conducting the going private transaction at this time.

Fairness of the Offer, page 9

Comment 3

We reissue comment 9. Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is (i) substantively and procedurally fair to (ii) unaffiliated security holders. See Item 1014(a) of Regulation M-A. In addition, please address the substantive and procedural fairness as to both security holders who tender their warrants and those who do not tender their warrants. Refer to Question and Answer 19 in Release 34-17719 (April 13, 1981).

Response to Comment 3

In response to the Staff’s comment, the Amendment includes clarification that the going private transaction is substantively and procedurally fair to unaffiliated security holders.

Comment 4

Please clarify in the disclosure the substance of your response to comment 12.

Response to Comment 4

In response to the Staff’s comment, the Amendment reflects clarification with respect to the substance of our response to comment 12.

The Tender Offer

Conditions of the Offer

Comment 5

We are unable to locate the revisions referenced in your response to comment 17. Please revise or advise.

Response to Comment 5

In response to the Staff’s comment, the Amendment reflects the revisions referenced in our prior response to comment 17.

Certain Information Concerned Summer, page 23

Comment 6

We note that in your response to comment 19 you state you no longer are incorporating by reference pro forma financial information from a proxy statement dated February 13, 2007. We are unable to locate a revision to effect this response however. Please revise or advise.

Response to Comment 6

In response to the Staff’s comment, the Amendment has been revised to reflect the deletion of the incorporation by reference of the pro forma financial information from the proxy statement dated February 13, 2007.

Comment 7

We note the revisions in response to comment 19 you included pro forma financial information. Please revise to include a line-item for the ratio of earnings to fixed charges. Refer to Item 1010(b)(2) of Regulation M-A.

Response to Comment 7

In response to the Staff’s comment, the Amendment has been revised to include a line-item for the ratio of earnings to fixed charges.

Comment 8

We reissue comment 20.

Response to Comment 8

In response to the Staff’s comment, the Amendment has been revised to include the information required by Item 1010(c) of Regulation M-A.

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For your convenience we have enclosed marked copies of the amendment to expedite your review.

In connection with the Company’s responses contained in this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter, please do not hesitate to contact either the Company’s Chief Financial Officer, Joseph Driscoll, at 401.671-6922 or the undersigned at 617.310.6061.

Sincerely,

/s/ James P. Redding
James P. Redding

cc:	Joseph Driscoll